Exhibit 99.1

Trident and the Ministry of Posts, Telecommunications, and Digital Technology of the Democratic Republic of the Congo Sign an Agreement for the Implementation of the National Digital Identity System

SINGAPORE, February 12, 2025 (GLOBE NEWSWIRE) – Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a leading catalyst for digital transformation in technology optimization services and Web 3.0 activation based in Singapore, today announced the signing of an implementation agreement with the Ministry of Posts, Telecommunications, and Digital Technology of the Democratic Republic of the Congo (“DRC” or the “Republic”). This agreement marks the beginning of the deployment of the national digital identity system.

This preliminary collaboration agreement signifies the operational launch of a comprehensive digital identification and authentication platform in the DRC. It formalizes the initial collaboration between Trident and the Democratic Republic of the Congo, transitioning from strategic planning to contractual execution.
The agreement outlines specific deliverables, including the development and deployment of an integrated digital identity verification and authentication system based on a secure infrastructure for delivering government services.

Furthermore, the system will incorporate robust data protection measures aligned with international standards, ensuring the security and confidentiality of citizens’ information.
These fundamental elements aim to revolutionize interactions between citizens and the government, marking a major step toward a digitally integrated nation. This technology will also benefit citizens by enhancing the efficiency and security of government services while ensuring user control and consent.

Statements from Leadership

Soon Huat Lim, Founder, Chairman, and Chief Executive Officer of Trident, stated:

“The signing of this agreement represents a crucial milestone in our mission to provide the citizens of the DRC with secure and accessible digital identity services. By working directly with the Ministry of Posts, Telecommunications, and Digital Technology, we will implement advanced digital identity verification and authentication systems that will serve as the cornerstone of the DRC’s digital transformation. This implementation phase will focus on building a robust infrastructure, ensuring that every citizen can securely access government services through a verified digital identity.”

He added:

“The systems we are developing will establish new standards for digital governance in Africa while creating a replicable model for developing nations. This partnership is a prime example of how innovative technology can be leveraged to drive meaningful change in people’s daily lives.”

H.E. Augustin Kibassa Maliba, Minister of Posts, Telecommunications, and Digital Technology of the DRC, commented:

“The Digital Identity System is a key pillar in modernizing our country through digital transformation. With Trident, we will be able to provide our citizens with secure and efficient access to government services while protecting their personal data through advancements in blockchain technology. This partnership demonstrates our commitment to leveraging innovative solutions for the benefit of all Congolese. By implementing this digital transformation, we are not only building infrastructure but also creating new opportunities for economic growth and social inclusion.”

About Trident

Trident is a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide based in Singapore. The Company offers commercial and technological digital solutions designed to optimize its clients’ experience with their end-users by promoting digital adoption and self-service.

Tridentity, the Company’s flagship product, is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in Southeast Asia etc.

Beyond Tridentity, the Company’s mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that a definitive agreement will not be concluded as contemplated under the preliminary collaboration agreement discussed in this announcement, and the possibility that the e-GOV system will not materialize as contemplated under the preliminary collaboration agreement or a definitive agreement if and once concluded. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: investor@tridentity.me
Phone: +1 (212) 321-0602

Media Relations
Brad Burgess, SVP
ICR, LLC
Email: Brad.Burgess@icrinc.com